UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Receipt of Approval for Merger

Tokyo, September 27, 2005 — Today, Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), as well as The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), announced that they have received approval for merger from Japan’s Minister for Financial Services under Article 30 Clause 1, and Article 52 Clause 35 Paragraph 1 of the Banking Law.

Outline of the new holding company:
Date of Merger	: October 1, 2005
Company name	: Mitsubishi UFJ Financial Group, Inc.
Location of Headquarters	: 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Representative	: President and CEO: Nobuo Kuroyanagi
Capital	: ¥1.3830 trillion

Outline of the new trust bank:
Date of Merger	: October 1, 2005
Company name	: Mitsubishi UFJ Trust and Banking Corporation
Location of Headquarters	: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Representative	: President: Haruya Uehara
Capital	: ¥324.2 billion

*    *    *

(Contacts):

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(81-3-3240-7651)
UFJ Holdings, Inc.	Public Relations Department	(81-3-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(81-3-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(81-3-3218-0775)